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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 1999

                                   CELANESE AG
             (Exact name of registrant as specified in its charter)

                              CELANESE CORPORATION
                 (Translation of registrant's name into English)

                       D-65926 Frankfurt am Main, Germany
                    (Address of principal executive offices)

                  Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F  X           Form 40-F
                                   ------                  ------

                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                          Yes                     No  X
                              ------                ------

                  If "Yes" is marked, indicate below the file number assigned to
               the registrant in connection with Rule 12g3-2(b): 82-        .
                                                                    --------




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                                   CELANESE AG


               On December 15, 1999 Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany (the "Company"), issued a Press Release in which Celanese AG announced its decision to hedge the financial exposure resulting from the approximately 5.1 million Stock Appreciation Rights it expects to grant to its employees, which Press Release is attached as
               Exhibit 99.1 hereto and incorporated by reference herein.


               Any statements contained in the Exhibit hereto that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. These risk factors are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's Registration Statement on Form F-1. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.






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                                    EXHIBITS


               Exhibit No.                  Exhibit
               -----------                  -------
               99.1                         Press Release, dated
                                            December 15, 1999
                                            announcing Registrant's
                                            decision to hedge financial
                                            exposure related to Stock
                                            Appreciation Rights









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                                   SIGNATURES



                           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   CELANESE AG
                                  (Registrant)

                                  By:    /s/ P. W. Premdas
                                  Name : Perry W. Premdas
                                  Title: Member of the Management Board
                                         (Chief Financial Officer)




         Date: December 15, 1999








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                                  EXHIBIT INDEX



               Exhibit No.                  Exhibit
               -----------                  -------
               99.1                         Press Release, dated
                                            December 15, 1999
                                            announcing Registrant's
                                            decision to hedge financial
                                            exposure related to Stock
                                            Appreciation Rights